

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 16, 2012

<u>Via U.S. Mail</u>
Mr. Jonathan D. Rich
Chief Executive Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

> **Re:** **Berry Plastics Group, Inc.**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed May 4, 2012**
> **File No. 333-180294**

Dear Mr. Rich:

We reviewed the filing and have the comments below.

<u>Non-GAAP Financial Measures, page iii</u>

1. We note that you continue to refer to your presentation of adjusted free cash flow as a supplemental measure of performance in the first paragraph. If you continue to believe adjusted free cash flow is a performance measure in addition to a liquidity measure, please reconcile this measure from net income/(loss) in addition to the reconciliation from operating cash flows. Please also explain why the measure is useful to investors as a performance measure in addition to a liquidity measure. Please refer to Item 10(e)(1)(i)(b) and (c) of Regulation S-K for guidance.

Summary of Historical Consolidated Financial Data, page 9

2. We note the placeholder disclosures that you have included on page 11 in response to
    comment 12 in our letter dated April 18, 2012. It is unclear how you determined the
    disclosures provided comply with Article 11 of Regulation S-X. While Article 11-02(b)(1)
    of Regulation S-X does allow a narrative description of the pro forma effects of the
    transaction where a limited number of pro forma adjustments are required and those
    adjustments are easily understood, the disclosures should be sufficient to allow an investor to
    obtain the same information had you provided full pro forma financial statements and notes.
    As previously requested, please provide pro forma financial information for the impact of the
    new shares on (loss)/earnings per share, the anticipated debt repayment from the use of
    proceeds from the equity offering to your balance sheet and income statement, and your
    accounting for the income tax receivable agreement in accordance with Article 11 of
    Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31
Acquisitions, Dispositions and Facility Rationalizations, page 33

3. We note your response to comment 19 in our letter dated April 18, 2012. Please include
    additional disclosures that note you are unable to track the impact these restructuring
    activities actually have on your earnings along with an explanation of why. However, to the
    extent that you are able to track your progress for a portion of the expected cost savings,
    please address how the actual savings compares to your expected cost savings. Please refer
    to your analysis of your segments' operating income for fiscal year 2011 as compared to
    fiscal year 2010.

Financial Statement Presentation, page 34

4. We note that revised discussion and analysis you provided for your results of operations in
    response to comments 21-23 in our letter dated April 18, 2012, and it is unclear how the
    revisions provided are responsive to these comments and provide investors with an
    understanding of the material factors impacting the changes in the line items comprising
    income from continuing operations at the consolidated level. Please address each of the
    following:

- The analysis provided for the increase in operating income for the interim period appears to be incomplete. Gross profit for the interim period increased $26 million versus the $11 million increase in operating income. Based on the quantified information provided for the factors that would impact gross profit, it appears as though the impact of the volume change is $2 million. If this is the case, there is $8 million negatively impacting operating income that remains unexplained. Please disclose all material positive and negative factors that contributed to this remaining $8 million. Please quantify the impact the change in volumes had on gross profit for each period presented. For your analysis of operating income for fiscal year 2011 as compared to fiscal year 2010, similar incomplete analysis was noted. Please also revise your analysis for the comparison of fiscal year 2011 and fiscal year 2010 to disclose all material, positive and negative factors materially impacting operating income, including quantifying the corresponding impact.

- For each period presented, please explain the nature of the improvement in operating performance. To the extent appropriate, please provide any segment specific details in your analysis of each segment's operating income for each period presented.

- Please quantify the extent to which the Rexam SBC and Filmco acquisitions had on operating income for the interim period, including the nature of the impact of these acquisitions (i.e., volume increases, higher or lower margin products, fixed asset and intangible asset amortization, integration expenses, etc.).

- Please separately quantify the negative impact of the increased performance compensation and the integration expenses had on selling, general and administrative costs for the interim period.

- Please quantify the extent to which restructuring activities negatively impacted operating income for the interim period.

- Please provide an analysis of operating income at the consolidated level for the fiscal year 2010 and fiscal year 2009 comparison similar to the analyses provided for the fiscal year 2012 and fiscal year 2011 interim periods and fiscal year 2011 as compared to fiscal year 2010.

Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

5. For the segment level analyses, please address each of the following:

- Quantify the impact that the change in volumes had on operating income for all segments and for each period presented.

- Disclose the impact that changes in volume (i.e., the extent to which the fixed costs negatively impacted operating income margin due to the decline in volume) had on Rigid Open Top business' operating income for the interim period presented. In this regard, we note that the decline in volumes negatively impact net sales for the Rigid Open Top business by 7%. Please also address this comment for your analysis of fiscal year 2011 as compared to fiscal year 2010.

- Quantify the impact that the relationship of net selling price to raw material costs, the change in volume, and the acquisition of Rexam SBC, other than the integration costs and increase in depreciation expense, had on the Rigid Closed Top business' operating income for the interim period and each of the fiscal years presented.

- For the Engineered Material business' operating loss analysis for the interim period, separately quantify the impact of the relationship of net selling price to raw material costs and improved operating performance in manufacturing. Please also quantify the impact that Filmco had on operating loss. For the fiscal year 2011 as compared to fiscal year 2010 analysis, please quantify the impact that the Pliant acquisition had.

- For the Flexible Packaging business' analysis of operating (loss)/income for fiscal year 2010 as compared to fiscal year 2009, please separately quantify the impact of integration costs related to the acquisition of Pliant and the acquisition costs related to Pliant.

Please refer to Items 303(a)(3)(i) and (iii) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 41

6. We note your response to comment 10 in our letter dated April 18, 2012, along with the disclosure provided on page 7. Once the terms have been finalized, please disclose the material terms within the liquidity and capital resources section of MD&A. Please also disclose the range of the future payments that you expect to pay under the agreement to your current shareholders; the anticipated timing of the payments (e.g., payments to the existing shareholders that are a party to the agreement will be made two months after we file an income tax return in which the net operating losses attributable to periods prior to the offering and any other tax benefits that are part of the agreement are utilized); how you intend to fund the required payments; and how you intend to account for this agreement in your consolidated financial statements. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification. Please note that once you include all of the requested information, we may have additional comments.

Critical Accounting Policies, page 42

7. We note your response to comment 27 in our letter dated April 18, 2012. While we understand that the changes in fair value of the shares of your redeemable common stock are recognized in additional paid in capital and that the redemption feature terminates upon successful completion of your initial public offering or IPO, it remains unclear how you determined that disclosure regarding the methodology and material assumptions used to estimate the fair value of the redeemable shares is not material information to a potential investor in the shares of common stock that you intend to sell in this IPO. We continue to request that you include disclosures regarding your estimate of the fair value of the redeemable common stock for your most recently completed fiscal year and the subsequent interim periods presented, including:

    *   A description of how you estimated the fair value of your common stock.

    *   A comprehensive discussion of the significant underlying factors and assumptions used in estimating the fair value of your common stock for each valuation date. In this regard, please disclose the multiples used, the EBITDA value the multiple applied, any other assumptions used, and how the resulting value was used to determine the estimated fair value of your outstanding redeemable common stock. Please also explain how you determined the multiple to use.

    *   Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your redeemable common stock at the most recent valuation date and the estimated IPO price.

Please refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

8. We note the disclosures that you provided in response to comment 28 in our letter dated April 18, 2012. While your current discussion of the changes in base volume does provide investors with useful information, it remains unclear how the actual fiscal year 2011 results fell significantly below the estimated results in your fiscal year 2010 goodwill impairment test in light of the fact that total sales for the Specialty Films segment increased 12.3% for fiscal year 2011 as compared to fiscal year 2010 and segment operating loss improved for fiscal year 2011 as compared to fiscal year 2010, excluding the goodwill impairment charge and other asset write offs for both fiscal years. As such, we continue to request that you disclose the estimated net sales for fiscal year 2011 for the Specialty Films segment that was included in your fiscal year 2010 discounted cash flow model for purposes of testing goodwill for impairment. Please compare this estimate to the actual net sales recognized and explain the impact the difference had on your discounted cash flows estimate for the fiscal year 2011 goodwill impairment test. Further, please explain why you believe the decline in net sales below expectations in your fiscal year 2010 discounted cash flow model for fiscal year 2011 will not be overcome in the long term, given that recoverability of goodwill is based on long term financial projections.

Management and Transaction Fees, page 74

9. We note the response to comment 36 in our April 18, 2012 letter and the disclosures that your management and the sponsors received a transaction fee of $5 million in connection with the Rexam SBC acquisition and a structuring fee of $7 million in connection with the reorganization of Pliant. Identify the sponsors and each person comprising your management that received the fees, and disclose the fees that each sponsor and each person comprising your management received if those fees exceed $120,000. See Item 404(a) of Regulation S-K and the item's instructions.

Index to Consolidated Financial Statements, page F-1

10. Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

11. We note your response to comment 39 in our letter dated April 18, 2012. While we understand that it is your intention to guarantee Berry Plastics Corporation's outstanding debt as of the date of the effectiveness of your IPO, the legal and contractual restrictions that may limit your ability to obtain cash from your subsidiaries was in effect as of December 31, 2011, the date of your latest audited balance sheet, and is currently in effect. As such, it remains unclear how you determined that you are not required to present parent only financial statements in accordance with Article 5-04(c) of Regulation S-X. Please refer to Item 11(e) of Form S-1 for additional guidance.

Audited Consolidated Financial Statements of Berry Plastics Group, Inc.
1. Basis of Presentation and Summary of Significant Accounting Policies, page F-22
Goodwill, page F-25

12. We note your response to comment 45 in our letter dated April 18, 2012 in which you provided us your analysis to support your conclusion that the components of each of your operating segments met the requirements for aggregation to the operating segment level. Please expand upon your analysis regarding similar economic characteristics to provide us revenues; gross profit; gross profit margins; operating profit; and operating profit margins, along with any other information that you believe would be useful for each of your components by operating segment for each period presented. Address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one component and increasing for another). Please refer to ASC 350-20-35-35 and ASC 350-20-55-6 – 55-9 for guidance. While ASC 350-20-55-6 does state that the assessment of similar economic characteristics should be more qualitative than quantitative, components with materially differing financial trends need to be appropriately considered to determine whether or not it is appropriate to aggregate components.

3. Long-Term Debt, page F-31

13. We note that you recognized a material gain related to BP Parallel LLC's acquisition of your senior unsecured term loan during fiscal year 2009 in which BP Parallel LLC purchased a material portion of the loan for about a third of the principal amount. Please revise your disclosure to clarify whether the holder of the term loan was a related party and an explanation of why the holder accepted a payment significantly below the amount to acquire the loans on June 5, 2007. Please also provide a comprehensive explanation of why you have not repaid BP Parallel, a consolidated subsidiary, to legally extinguish the term loan and continue with your obligation to pay the subsidiary interest. As part of your disclosure, please explain whether you intend to repay BP Parallel LLC the principal amount outstanding upon maturity on June 5, 2014, and how you intend to fund the repayment to the extent that you do. As the term loan is an asset for your consolidated subsidiaries, please disclose whether the decision to maintain the obligation to BP Parallel LLC relates to Berry Plastics Corporation's compliance with financial covenants.

14. Net Income (Loss) Per Share, page F-51

14. We note your response to comment 47 in our letter dated April 18, 2012. To alleviate any confusion, please disclose that you have included the weighted average shares of redeemable common stock in calculating basic and diluted earnings/(loss) per share.

Closing

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser Smith at (202) 551-3736 or Alfred P. Pavot, Jr. at (202) 551-3738 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

Cc: Via E-mail
Mr. Jeffrey D. Thompson
Executive Vice President and Chief Legal Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, IN 47710

Via E-mail
Andrew J. Nussbaum, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019